          SUPPLEMENT TO THE OFFER TO PURCHASE DATED DECEMBER 15, 1997

                               Torque Corporation
                          a wholly owned subsidiary of

                             Kollmorgen Corporation

                         Has Increased the Price of Its
                           Offer to Purchase for Cash
                        6,347,241 Shares of Common Stock
                           (including the associated
                        Preferred Share Purchase Rights)
                                       of
                           Pacific Scientific Company
                                       to
                              $23.75 Net Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 P.M., NEW
                                   YORK CITY
       TIME, ON FRIDAY, FEBRUARY 13, 1998, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER 6,347,241 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "COMMON STOCK"), OF PACIFIC SCIENTIFIC COMPANY (THE "COMPANY"), INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS ISSUED PURSUANT TO THE PREFERRED SHARE PURCHASE RIGHTS PLAN, DATED AS OF DECEMBER 21, 1997, BETWEEN THE COMPANY AND CHASEMELLON SHAREHOLDER SERVICES, L.L.C., AS RIGHTS AGENT (THE "RIGHTS" AND, TOGETHER WITH THE COMMON STOCK, THE "SHARES"), OR SUCH GREATER OR LESSER NUMBER OF SHARES THAT, WHEN ADDED TO THE NUMBER OF THE SHARES OWNED BY KOLLMORGEN CORPORATION ("PARENT") AND TORQUE CORPORATION, A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), WOULD CONSTITUTE A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS, (2) PARENT AND PURCHASER HAVING OBTAINED, PRIOR TO THE EXPIRATION OF THE OFFER, ON TERMS SATISFACTORY TO PARENT IN ITS SOLE DISCRETION, SUFFICIENT FINANCING TO ENABLE CONSUMMATION OF THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN (THE "PROPOSED MERGER"), (3) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN REDEEMED OR INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (4) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED FOR PURPOSES OF ARTICLE FIFTH OF THE COMPANY'S ARTICLES OF INCORPORATION (IF NECESSARY) OR ARTICLE FIFTH OF THE COMPANY'S ARTICLES OF INCORPORATION HAS BEEN INVALIDATED OR IS OTHERWISE SATISFIED WITH RESPECT TO THE OFFER AND THE PROPOSED MERGER AND (5) THE APPROVAL BY PARENT'S SHAREHOLDERS OF THE ISSUANCE OF COMMON STOCK OF PARENT, PAR VALUE $2.50 PER SHARE ("PARENT COMMON STOCK"), IN THE PROPOSED MERGER. THE OFFER IS ALSO SUBJECT TO THE OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THE OFFER TO PURCHASE. SEE SECTION 14 OF THE OFFER TO PURCHASE.

                                                  (COVER CONTINUED ON NEXT PAGE)
                         ------------------------------

                      The Dealer Manager for the Offer is:

                              SALOMON SMITH BARNEY

January 30, 1998

                                   IMPORTANT

    Parent and Purchaser intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price therefor and the proposed merger consideration) at any time, including upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and Parent Common Stock in such amounts as are negotiated by Parent and the Company; provided, however, that Parent has no intention of reducing the consideration paid to the Company's shareholders below that being offered in the Offer and the Proposed Merger.

                            ------------------------

    Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign one of the Letters of Transmittal which accompany the Offer to Purchase or this Supplement (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal and mail or deliver one of the Letters of Transmittal (or such facsimile) together with the certificate(s) evidencing tendered Shares and, if separate, the certificates representing the associated Rights, and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

    A shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

    Questions or requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

To the Holders of Common Stock (including the associated Preferred Share Purchase Rights) of
Pacific Scientific Company:

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase dated December 15, 1997 (the "Offer to Purchase") of Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"). Pursuant to this Supplement (this "Supplement"), Purchaser is now offering to purchase 6,347,241 shares of common stock, par value $1.00 per share (the "Common Stock"), of Pacific Scientific Company, a California corporation (the "Company"), including the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Preferred Share Purchase Rights Plan, dated as of December 21, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent (the "Rights Agent"), or such greater or lesser number of Shares that, together with the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number") at a price of $23.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") as amended and supplemented by this Supplement, and in the related Letters of Transmittal (the "Letters of Transmittal", which, together with the Offer to Purchase, as each may be amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

    Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

    The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Parent continues to seek to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate a merger or similar business combination with Parent, Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). At the effective time of the Proposed Merger (the "Effective Time"), each Share then outstanding (other than Shares held by the Company or any wholly owned subsidiary of the Company and Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares held by shareholders of the Company who shall have demanded and perfected, and who shall not have withdrawn or otherwise lost, dissenters' rights, if any, under the California General Corporation Law) would be converted into the right to receive $23.75 of common stock, par value $2.50 per share, of Parent ("Parent Common Stock"). The exact number of shares of Parent Common Stock into which each Share will be converted in the Proposed Merger will be determined by dividing $23.75 by the average, over the 20 consecutive trading days ending five days prior to the meeting of the shareholders of the Company called for the purpose of voting on the Proposed Merger, of the daily average of the high and low per share sales prices of Parent Common Stock (weighted by sales volume). In the event that such average during such period is less than $15.19 or greater than $18.56, the exchange ratio would be fixed at 1.564 shares of Parent Common Stock on 1.280 shares of Parent Common Stock, respectively, per Share. In such event, the Company's shareholders could receive Parent Common Stock in the Proposed Merger with a value greater or less than $23.75. See Section 11 of the Offer to Purchase.

    THIS SUPPLEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES THAT MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PARENT, PURCHASER OR THE COMPANY. THE ISSUANCE OF SUCH SECURITIES WOULD BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT. ON DECEMBER 15, 1997, PARENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") A REGISTRATION STATEMENT ON FORM S-4 WITH RESPECT TO THE SHARES OF PARENT COMMON STOCK TO BE ISSUED IN THE PROPOSED MERGER.

    Pursuant to a consent solicitation commenced by Parent (the "Consent Solicitation"), the Company's shareholders called a special meeting of the Company's shareholders (the "Special Meeting"), to be held on February 13, 1998, in order to, among other things, remove the entire Board of Directors of the Company (the "Company Board") and fill the newly created vacancies on the Company Board by electing six persons named by Parent (the "Parent Nominees"). Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to (i) amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition (as defined below) is satisfied, (ii) approve the Offer and the Proposed Merger for purposes of Article Fifth of the Company's Articles of Incorporation ("Article Fifth") or otherwise act to ensure that the Article Fifth Condition (as defined below) is satisfied and (iii) take any other actions necessary to permit the Offer and the Proposed Merger to be consummated. Parent is currently soliciting proxies, pursuant to supplemental proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the rules and regulations promulgated thereunder, for use at the Special Meeting (the "Proxy Solicitation").

    THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OF AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF, OR ACTION BY WRITTEN CONSENT BY, THE COMPANY'S SHAREHOLDERS. THE SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPERATE CONSENT SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

    On December 15, 1997, Parent commenced litigation ( the "Litigation") against the Company and the Company Board by filing a complaint (the "Complaint") in the United States District Court for the Central District of California seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger or to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law, (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger, (iii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth, and (iv) enjoining the Company Board from taking any actions to interfere with the Offer, the Proxy Solicitation or the Proposed Merger. On January 5, 1998, the Company filed an answer to the Complaint.

    BY TENDERING SHARES IN THE OFFER, PARENT BELIEVES THAT THE COMPANY'S SHAREHOLDERS EFFECTIVELY WILL EXPRESS TO THE COMPANY BOARD THAT THEY WISH TO BE ABLE TO ACCEPT THE OFFER AND TO APPROVE THE PROPOSED MERGER WITH PARENT AND ITS AFFILIATES.

    Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase prices therefor and the proposed merger consideration) at any time, including upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company in connection with a merger not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and Parent Common Stock in such amounts as are negotiated by Parent and the Company, PROVIDED, HOWEVER, that Parent has no intention of reducing the consideration paid to the Company's shareholders being offered in the Offer and the Proposed Merger.

    The timing of consummation of the Offer and the Proposed Merger will depend on a variety of factors and legal requirements, the actions of the Company Board and whether the conditions to the Offer and the Proposed Merger are satisfied or waived. Consummation of the Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

    MINIMUM CONDITION. Consummation of the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer at least the Minimum Number of Shares (the "Minimum Condition"). Purchaser reserves the right (subject to the applicable rules and regulations of the Commission), which it currently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See Section 1 and Section 14 of the Offer to Purchase.

    According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1997 (the "Company Form 10-Q"), as of September 26, 1997 there were 12,381,595 shares of Common Stock issued and outstanding. According to the Company Form 10-Q, as of September 26, 1997, the weighted average number of shares of Common Stock subject to issuance under the Company's 1995 Stock Option Plan (the "Stock Option Plan Common Stock") during the third fiscal quarter of 1997 was 313,285. Parent currently owns 100 Shares, and Purchaser owns 100 Shares, which Parent and Purchaser acquired in open market transactions. See Schedule II of the Offer to Purchase. Based on the foregoing and assuming that (i) no shares of Common Stock are issued or acquired by the Company after September 26, 1997 (other than as described in clause (iii) below), (ii) no options are granted or expired after September 26, 1997 and
(iii) all 313,285 Shares of the Stock Option Plan Common Stock are issued at or prior to the consummation of the Offer, there would be 12,694,880 Shares outstanding immediately following the consummation of the Offer and the Minimum Number of Shares would be 6,347,241 Shares.

    HSR CONDITION. Consummation of the Offer was conditioned upon the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") (the "HSR Condition"). On December 15, 1997, Parent filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice Premerger Notification and Report Forms under the HSR Act with respect to the Offer. The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on December 30, 1997. Consequently, the HSR Condition has been satisfied.

    FINANCING CONDITION. Consummation of the Offer is conditioned upon Parent and Purchaser obtaining, prior to the expiration of the Offer, on terms satisfactory to Parent in its sole discretion, sufficient financing to enable consummation of the Offer and the Proposed Merger. Parent, Salomon Smith Barney and Salomon Brothers Holding Company Inc ("SBHCI"), an affiliate of Salomon Smith Barney, have entered into a commitment letter dated December 9, 1997 and amended January 29, 1998 pursuant to which SBHCI has committed, subject to certain conditions set forth therein (including, without limitation, that all conditions of the Offer are satisfied and that either (i) Parent has entered into a definitive merger agreement with the Company or (ii) that the Parent Nominees shall, or that SBHCI shall otherwise be satisfied that the Parent Nominees will, upon consummation of the Offer, constitute a majority of the Company Board), to provide such financing, consisting of a fully secured financing in the syndicated loan market in the principal amount of $320 million. See Section 9 of the Offer to Purchase for a description of the proposed financing of the Offer and the Proposed Merger.

    RIGHTS CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the Rights have been redeemed or invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition"). See Section 16 of the Offer to Purchase.

    Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to amend the Rights Agreement or redeem the Rights, or otherwise act to ensure that the Rights Condition is satisfied.

    In addition, on December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law and (ii) invalidating the Rights or compelling the Company Board to redeem the Rights or render the Rights inapplicable to the Offer and the Proposed Merger.

    ARTICLE FIFTH CONDITION. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the Offer and the Proposed Merger have been approved for purposes of Article Fifth (if necessary) or Article Fifth has been invalidated or is otherwise satisfied with respect to the Offer and the Proposed Merger (the "Article Fifth Condition"). See Section 17 of the Offer to Purchase.

    Parent expects that, if elected, and subject to their fiduciary duties under applicable law, the Parent Nominees would cause the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth.

    In addition, on December 15, 1997, Parent commenced the Litigation seeking, among other things, an order (i) declaring that failure to approve the Offer and the Proposed Merger for purposes of Article Fifth would constitute a breach of the Company Board's fiduciary duties to the Company's shareholders under California law and (ii) compelling the Company Board to approve the Offer and the Proposed Merger for purposes of Article Fifth.

    PARENT SHAREHOLDER APPROVAL CONDITION. Consummation of the Offer is conditioned upon the approval by shareholders of Parent of the issuance of Parent Common Stock in the Proposed Merger. Pursuant to rules promulgated by the New York Stock Exchange, Inc. (the "NYSE"), approval by shareholders of Parent of the issuance of Parent Common Stock in the Proposed Merger prior to the issuance thereof is required where the present or potential issuance of Parent Common Stock is or will be equal to or in excess of 20% of the number of shares of Parent Common Stock outstanding before such issuance of Parent Common Stock.

    Parent currently intends to hold a special meeting of its shareholders on February 10, 1998 for purposes of approving the issuance of Parent Common Stock to be issued in the Proposed Merger and has set December 26, 1997 as the record date for determining the holders of Parent Common Stock entitled to notice of, and to vote at, the special meeting of Parent's shareholders.

    THE OFFER IS ALSO SUBJECT TO THE OTHER TERMS AND CONDITIONS WHICH ARE CONTAINED IN THE OFFER TO PURCHASE AND THIS SUPPLEMENT. SEE SECTION 14 OF THE OFFER TO PURCHASE, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

    THE OFFER TO PURCHASE AND THIS SUPPLEMENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1. AMENDED TERMS OF THE OFFER. The Offer is being made for 6,347,241 Shares, or such greater or lesser number of Shares that, when added to the number of the Shares owned by Parent and Purchaser would constitute a majority of the outstanding Shares on a fully diluted basis. The price per Share to be paid pursuant to the Offer has been increased from $20.50 per Share to $23.75 per Share, net to the seller in cash. All Shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price.

    This Supplement, the revised Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

    2. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby supplemented as follows.

    According to published financial sources, the Company has paid no cash dividends on the Shares since the date of the Offer to Purchase.

    The high and low sales prices per Share on the NYSE as reported by the Dow Jones News Service for the calendar quarter ended December 31, 1997 were $24 1/8 and $13 1/2, respectively, and the high and low sales prices per Share for the current calendar quarter through January 29, 1998, were $25 1/8 and $23 1/8, respectively. On January 29, 1998, the last full trading day prior to the date of this Supplement, the closing price per Share as reported on the NYSE was $24.53. Past performance is not necessarily indicative of likely future price performance.

    SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    3.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT; RECENT
DEVELOPMENTS.

    On January 26, 1998, Parent issued a press release reporting its financial results for the three and the twelve months ended December 31, 1997.

    For the year ended December 31, 1997, which was highlighted by a number of important financial events and special items (detailed below), Parent reported that net income rose by 122% to $19.7 million, or $1.90 a share (diluted), on sales of $222.2 million. These results compare to net income of $8.9 million, or $0.86 a share (diluted), on sales of $230.4 million in 1997. Excluding special items, net income for 1997 rose by 18% to $10.5 million, or $1.02 per share (diluted).

    For the fourth quarter, excluding special items, net income rose 17% to $3.8 million, or $0.36 per share (diluted), on sales of $59.2 million, versus net income of $3.2 million, or $0.32 per share (diluted), on sales of $60.8 million in the comparable 1996 period. Excluding revenues from the Macbeth division, which became part of a joint venture at the end of 1996, Parent's sales from ongoing businesses increased by 15% for the fourth quarter and 13% for the year.

    After accounting for a charge of $4.2 million for costs associated with the Offer, earnings in the fourth quarter were $0.2 million or $0.02 per share (diluted).

    These comparative results were affected by several special items:

    - Results for 1997 include a net gain after fees and taxes of $24.4 million from the sale of the Parent's share in its GretagMacbeth joint venture ("GretagMacbeth"). GretagMacbeth was brought public on the Swiss Stock Exchange in June.

    - Results for 1997 reflect approximately $4.2 million in costs associated with Parent's offer to purchase shares of the Company, announced in December. These costs are included as expenses in the fourth quarter.

    - Results for 1997 include a charge of $11.4 million for acquired research and development, principally associated with the Parent's acquisition of Servotronix Ltd. and Fritz A. Seidel Electro-Automatik GmbH in the second quarter.

    - Results for 1997 reflect the effect of income taxes, whereas 1996 results reflect a zero tax rate due to tax loss carry-forwards from earlier years.

    Parent plans to file with the Commission its audited financial statements for the year ended December 31, 1997 on Form 10-K on or before March 31, 1998.

    On January 22, 1998, Parent issued a press release announcing that it will receive $27.2 million under a confidential settlement and paid-up licensing agreement covering certain Parent motion control patents (the "Settlement"). The settlement amount is expected to be received by Parent in the first quarter of 1998.

    4. FINANCING OF THE OFFER AND THE PROPOSED MERGER. The total amount of funds required for the purchase of 6,347,241 Shares is approximately $150.7 million. The determination that such number of Shares equals a majority of the Shares outstanding on a fully diluted basis is based on publicly available information about the Company, and the actual Minimum Number of Shares, and the total amount of funds required to purchase such Shares, may differ. Purchaser will obtain all of such funds from Parent. Parent intends to obtain the funds from a bank facility (the "Facility") to be arranged by Salomon Smith Barney. Parent, Salomon Smith Barney and SBHCI have entered into a commitment letter, dated December 9, 1997, as amended January 29, 1998 (the "Commitment Letter"), pursuant to which SBHCI has committed, subject to the conditions set forth therein (including, without limitation, that all conditions of the Offer are satisfied and that Parent has either (i) entered into a definitive merger agreement with the Company or (ii) that the Parent Nominees shall, or that SBHCI shall otherwise be satisfied that the Parent Nominees will upon consummation of the Offer, constitute a majority of the Company Board), to provide to Parent and the Company up to $320 million pursuant to a fully secured financing (the "Financing"), to pay the Offer Price for the Shares to be purchased in the Offer, to refinance existing indebtedness of Parent and the Company, to provide funds for general corporate purposes and to pay related fees and expenses. SBHCI expects to syndicate the Facility in the bank syndicate market.

    The Financing consists of two phases. In Phase I there are two nine-month secured revolving credit facilities available for borrowing, one in an aggregate principal amount of $175 million (the "Phase I Tender Facility"), available to Parent and the other in an aggregate principal amount of $125 million, available to the Company (the "Phase I Company Facility", and together with the Phase I Tender Facility, the "Phase I Facilities"). The Phase I Facilities may be drawn on or after the date on which Purchaser accepts the Shares for payment and consummates the Tender Offer (the "Closing Date") and may be drawn in multiple drawings. Phase II of the Financing consists of a secured term credit facility in an aggregate principal amount of $175 million, available to both Parent and the Company (the "Term Facility") and a secured revolving credit facility in an aggregate principal amount of $125 million (the "Revolving Credit Facility" and, together with the Term Facility, the "Phase II Facilities"), a portion of which may be used for letters of credit. The entire Term Facility must be drawn in a single drawing on the date on which the Proposed Merger is consummated (the "Merger Date") and the Revolving Credit Facility is also available on or after the Merger Date. Amounts borrowed under the Revolving Credit Facility and the Phase I Facilities that are repaid may be reborrowed. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed. Pursuant to the terms of the January 29, 1998 amendment to the Commitment Letter, the remaining $20 million of the Financing will be allocated to each of the two phases.

    The Facility will be available to Parent and the Company subject to various conditions precedent including, but not limited to: (i) satisfaction of the conditions to the Offer; (ii) Parent having entered into a definitive merger agreement with the Company or Parent Nominees constituting, or that SBHCI shall otherwise be satisfied that Parent's Nominees will constitute upon consummation of the Offer, a majority of the Company Board; and (iii) certain other conditions customary for facilities and transactions of this type.

    Parent may borrow funds from the Phase I Facilities at an interest rate equal to either (i) the London InterBank Offered Rate plus 2% or (ii) the Alternate Base Rate (defined as the higher of (A) the Prime Rate of the administrative agent or reference bank and (B) the Federal Funds Effective Rate plus 1/2 of 1%) plus 0.5%. Such interest shall be calculated on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Alternate Base Rate loans based on the Prime Rate) and will be paid quarterly, in arrears or at the end of an interest period, in arrears. Default interest is paid at the applicable interest rate plus 2%. A commitment fee of 0.5% per annum will accrue on any unused portion of the Phase I Facilities. The interest rates and commitment fees applicable to the Phase II Facilities will be determined at a later date.

    The obligations of Parent and the Company under the facilities will be unconditionally guaranteed by each domestic and certain foreign subsidiaries of Parent other than the Purchaser. In addition, all borrowings under the Phase I Company Facility will be guaranteed by Parent. The obligations of both Parent and Purchaser under the Phase I Tender Facility and the guarantees thereof will be secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of Parent, and certain significant subsidiaries (other than Company Common Stock). The Phase I Company Facility and the guarantees thereof will be secured by a perfected first priority security interest in substantially all of the assets of the Company and certain of its subsidiaries. The Phase II Facilities will be secured by all of the assets of both the Company and Parent as well as the stock of the Company and its subsidiaries.

    The Phase I Facilities will mature upon the earlier of nine months after the Closing Date or the Merger Date. The Term Facility will mature seven years after the Closing Date and will amortize quarterly. The Revolving Credit Facility will mature on the earlier of (i) seven years after the Closing Date or (ii) the repayment in full of the Term Facility. Parent must mandatorily prepay borrowings with a percentage of Excess Cash Flow, 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by Parent and its subsidiaries (subject to certain exceptions to be agreed upon), 100% of the net proceeds of debt issuances, and 50% of the net proceeds of certain issuances of equity of Parent and its subsidiaries. Parent may voluntarily prepay its loans at any time without premium or penalty.

    Parent makes customary representations, warranties and covenants for facilities of this type including, without limitation: (i) financial maintenance tests consisting of a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum net worth level; (ii) maintenance of corporate existence, compliance with laws, payment of taxes, and maintenance of properties and insurance; (iii) maintenance of appropriate interest protection and other hedging arrangements in respect of, at any time, not less than 50% of the aggregate principal amount of loans outstanding at such time under the facilities; and (iv) limitations on cash dividends, capital stock redemptions and repurchases, indebtedness, liens, loans, investments, capital expenditures, mergers, acquisitions, asset sales (other than sales of margin securities), prepayments, repurchases and redemption of debt, and certain changes in Parent's business. The facilities also include customary events of default including, without limitation, payment defaults, covenant defaults, cross default, cross acceleration, bankruptcy, material judgments, certain Employee Retirement Income Security Act of 1974 events, actual or asserted invalidity of security documents and a change of control (to be defined in the loan documentation) of Parent. Parent expects that the definitive documentation with respect to the Financing will contain conditions that are customary for transactions of this type.

    The foregoing is not intended to be a complete description of the terms and conditions of the Commitment Letter and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and copies of which have been filed as an exhibit to the Tender Offer Statement on
Schedule 14D-1.

    Parent has no current specific plans or arrangements for the repayment or refinancing of the borrowings under the Facility. Such plans or arrangements, when made, will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

    Parent and the Purchaser have not had access to all of the instruments and agreements under which the Company has existing debt or other obligations (collectively "Company Debt"). There can be no assurance that the purchase of the Shares and the Proposed Merger will not result in an event of default, cross default or other adverse consequences under any or all of the instruments defining the rights of the holders of Company Debt. As a result, it is possible that holders of certain of the Company Debt may have the right to require its immediate payment and Parent may need to refinance this additional indebtedness. In the event that the holders of some or all of the Company Debt have the right to demand its immediate payment upon purchase of the Shares pursuant to the Offer or consummation of the Proposed Merger, Parent presently intends to seek such holders' consent to the Purchaser's assumption of the Company Debt pursuant to the same terms and conditions as such Company Debt presently outstanding or to refinance such Company Debt through additional borrowings. All capitalized terms which are used in this section and not otherwise defined shall have the meanings ascribed to them in the Commitment Letter.

    5. BACKGROUND OF THE OFFER SINCE DECEMBER 15, 1997; CONTACTS WITH THE COMPANY. On December 22, 1997, without having first engaged in discussions with Parent regarding the Proposed Combination, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission reporting that the Company Board recommended that shareholders of the Company reject the Offer and not tender their Shares pursuant to the Offer.

    On the same day, the Company filed a Preliminary Revocation Solicitation Statement with the Commission reporting that the Company Board recommended that shareholders of the Company not provide any consents to Parent pursuant to the Consent Solicitation.

    In addition on that same day, the Company disclosed that on December 21, 1997, the Company Board redeemed the rights issued under the Shareholder Protection Agreement, dated as of November 7, 1988, as amended, between the Company and Manufacturers Hanover Trust Company, as successor rights agent. The Company also entered into the Rights Agreement, pursuant to which new preferred share purchase rights were issued to shareholders of the Company. Consequently, on December 24, 1997, Parent amended the Offer such that the Offer is being made for shares of the Company Common Stock and the associated preferred share purchase rights.

    On December 29, 1997, Parent mailed proxy solicitation materials to Parent shareholders for a special shareholders meeting that was then scheduled to be held on January 28, 1998 for the purpose of voting on the issuance of shares of Parent Common Stock to be issued in the Proposed Merger (including any adjournments or postponements thereof, the "Parent Special Meeting").

    On January 5, 1998, the Company filed an answer to the Complaint.

    On January 8, 1998, pursuant to the Consent Solicitation, the shareholders of the Company called the Special Meeting through the delivery by Parent, to the Secretary of the Company, of consents from holders of Company Common Stock significantly in excess of the 10% required to call the Special Meeting, accompanied by a request that the Company give notice of the Special Meeting to be held on February 13, 1998 in order to vote on the following proposals:

        (i) a proposal to repeal any and all provisions of the Company's bylaws that have not been duly filed by the Company with the Commission prior to August 11, 1997, including any and all amendments to the Company's bylaws adopted on or after December 15, 1997 (the "Bylaw Repeal Proposal");

        (ii) a proposal to remove from office the entire Company Board (the "Removal Proposal"); and

        (iii) a proposal to fill the newly created vacancies on the Company Board with the six persons nominated by Parent (the "Election Proposal").

    On January 12, 1998, the Company set January 20, 1998 as the Record Date for determining the shareholders of the Company entitled to notice of and to vote at the Special Meeting.

    On January 15, 1998, Parent and Purchaser mailed to the Company's shareholders and filed with the Commission a proxy statement and form of proxy to vote at the Special Meeting urging shareholders to vote in favor of the Bylaw Repeal Proposal, the Removal Proposal and the Election Proposal.

    Additionally, on January 15, 1998, Parent and Purchaser extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, January 29, 1998.

    On January 16, the Company filed with the Commission a proxy statement in opposition to the Proxy Statement urging shareholders of the Company not to sign, or return any proxy cards sent to them by Parent.

    On January 21, 1998, Parent reached agreement with a third party on a confidential settlement and paid-up licensing agreement covering certain Parent motion control patents. The settlement amount, $27.2 million, is expected to be received by Parent in the first quarter of 1998. On January 21, 1998, Morgan & Finnegan, L.L.P., patent counsel to Parent, mailed a letter to Mr. Lester Hill, Chairman, President and Chief Executive Officer of the Company, regarding certain of the Company's motion-control products that Parent believes infringe upon one or more of Parent's patents. On that same day, Parent announced that it had formally notified the Company of its belief that certain of the Company's motion-control products, which Parent believes represents a substantial percentage of the Company's motion-control revenues, infringed on Parent patents.

    Since December 15, 1997, various telephone calls have been initiated by Parent's legal and financial advisors ("Parent's Advisors") to the Company's legal and financial advisors (the "Company's Advisors") requesting access to information regarding the Company which Parent believes is being made available by the Company to other potential acquirors of the Company and requesting the Company to enter into merger discussions with Parent. The Company refused to allow Parent to conduct any due diligence or enter into merger discussions with the Company without Parent first agreeing to certain conditions described below. The Company Board has also declined Parent's offer to meet with them and share information about our company and our offer so that they can more fully inform themselves concerning the merits of our proposal.

    On January 23, Mr. Gideon Argov, Parent's Chairman, President and Chief Executive Officer, telephoned Mr. Hill to suggest that the two companies enter into merger negotiations. Following that conversation, the Company's Advisors informed Parent's Advisors that the Company would only enter into merger discussions if Parent agreed specifically to terminate the Offer, cancel the special meeting of Company shareholders and agree to a confidentiality agreement with a "standstill" provision (the "Confidentiality Agreement") which would prevent Parent from pursuing a business combination with the Company other than at the invitation of the Company. However, despite Mr. Argov's and Parent's Advisor's requests, the Company's Advisors have yet to deliver the Confidentiality Agreement to Parent.

    On January 26, 1998, Parent reported preliminary operating results for the fourth quarter of 1997 and the year ended December 31, 1997 and reaffirmed its intention to acquire the Company. Also, on January 26, 1998, Parent postponed the Parent Special Meeting until February 10, 1998.

    On January 30, 1998 Parent filed a supplement to the Company proxy statement. Also on January 30, 1998, Parent filed a supplement to the Parent proxy solicitation materials.

    6.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL.

    ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer could not be consummated until the expiration of a 15-calendar day waiting period following the applicable filings by Parent. The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on December 30, 1997.

    7. SHAREHOLDER RIGHTS PLAN. On December 21, 1997, the Company adopted the Rights Agreement under which one Right to purchase one one-hundredth of a share of the Company Series B Junior Participating Preferred Stock was distributed on each outstanding share of Company Common Stock held of record as of December 21, 1997, and on each such share issued thereafter, at an exercise price of $75, subject to adjustment. The Rights will trade in tandem with the Company Common Stock. The Rights detach from the Company Common Stock and become exercisable on the earlier of (i) 10 days after a person (or its affiliates or associates) acquires, or obtains the right to acquire, beneficial ownership of 10% or more of the Company Common Stock or (ii) a minimum of 10 business days following the commencement or announcement of a tender offer that would result in such person or group having beneficial ownership of 10% or more of the Company Common Stock. Each Right entitles its holder to purchase, at the Right's then current exercise price, that number of units of the Company Series B Junior Participating Preferred Stock having a value equal to twice such exercise price. In addition, if the Company is involved in certain business combination transactions, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person or surviving company having a value of twice the Right's exercise price.

    8. MISCELLANEOUS. Purchaser has filed with the Commission amendments to the Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                                              TORQUE CORPORATION

January 30, 1998

    Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:
                        HARRIS TRUST COMPANY OF NEW YORK

                   BY MAIL:                              BY HAND/OVERNIGHT DELIVERY:
             WALL STREET STATION                                RECEIVE WINDOW
                P.O. BOX 1023                                 WALL STREET PLAZA
        NEW YORK, NEW YORK 10268-1023                     88 PINE STREET, 19TH FLOOR
                                                           NEW YORK, NEW YORK 10005

                                 BY FACSIMILE:
                                 (212) 701-7636
                             CONFIRM BY TELEPHONE:
                                 (212) 701-7624

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                               WALL STREET PLAZA
                            NEW YORK, NEW YORK 10005
                 BANKS AND BROKERS CALL COLLECT (212) 440-9800
                    ALL OTHERS CALL TOLL-FREE (800) 223-2064

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON SMITH BARNEY
                            SEVEN WORLD TRADE CENTER
                            NEW YORK, NEW YORK 10048
                         CALL TOLL-FREE (888) 746-7939